19011271

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thurston, Springer, Miller, Herd & Titak, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynette Herd (317) 581-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
AUG 28 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, Lynette Herd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA J. HORAN
Notary Public- Seal
State of Indiana
My Commission Expires Oct 6, 2019

Lynette Herd
Signature

CFO
Title

Brenda J Horan
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders of
Thurston, Springer, Miller, Herd & Titak, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc., (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Thurston, Springer, Miller, Herd & Titak, Inc.'s auditor since 1984.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

August 22, 2019

HURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS

Cash	$ 830,898
Receivable from broker/dealers	310,106
Concessions and fees receivable	1,153,669
Office furniture, equipment, airplane and leasehold improvements (net of accumulated depreciation and amortization of $622,907)	709,414
Due from related party	75,000
Income tax credit	37,000
Other assets	58,621
TOTAL ASSETS	$ 3,174,708

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 235,378
Commissions payable	918,667
Other liabilities	176,911
Total Liabilities	$ 1,330,956
SHAREHOLDERS' EQUITY	
Common stock, no par value; 2,000 shares authorized, 1,000 shares issued, 990 shares outstanding	$ 25,511
Additional paid-in capital	68,048
Retained earnings	1,799,871
Less: Treasury stock, 20 shares at cost	(49,678)
Total Shareholders' Equity	$ 1,843,752
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,174,708

The accompanying notes are an integral part of these consolidated financial statements.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2019

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Thurston, Springer, Miller, Herd & Titak, Inc. (Thurston) was incorporated in the state of Indiana on September 12, 1980. Thurston is registered with the Securities and Exchange Commission and the Commodity Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). Thurston's principal business activities are the sale of securities and providing investment advice. TSMHTA, LLC provides business transportation to its sole owner.

Basis of Presentation – The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Basis of Consolidation - The consolidated financial statements include all accounts of Thurston and its wholly-owned subsidiary, TSMHTA, LLC (collectively referred to as the Company). All intercompany balances and transactions have been eliminated in these consolidated financial statements.

Recognition of Revenue - Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of July 1, 2018.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Investment Advisory Fees - Revenue from investment advisory fees are generally billed at the end of each month or calendar quarter and recognized over the respective period.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at four financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of office furniture and equipment is provided for using the straight-line method over five- and seven-year periods. Depreciation of the airplane is over twenty years. Leasehold improvements are being amortized over a fifteen-year period.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – OFFICE FURNITURE, EQUIPMENT, AIRPLANE AND LEASEHOLD IMPROVEMENTS

Office furniture, equipment, airplane and leasehold improvements at June 30, 2019 consists of:

Equipment	$ 371,840
Furniture and fixtures	391,854
Airplane	534,432
Leasehold improvements	34,195
Total	1,332,321
Less: accumulated depreciation and amortization	622,907
Net	$ 709,414

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA and National Futures Association, Thurston is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2019, Thurston's net capital and required net capital were $900,526 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 148%.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, Thurston's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since Thurston enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to Thurston should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, Thurston entered into an agreement with another broker/dealer (Clearing Broker/dealer). Under the terms of the agreement Thurston forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on Thurston's behalf. In consideration for introducing customers to the Clearing Broker/dealer, Thurston receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between Thurston and Clearing Broker/dealer, Thurston is held responsible for any losses arising when the customers introduced by Thurston to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. Thurston may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

Thurston's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Securities and Exchange Commission, Federal Reserve Board and Thurston impose rules to minimize this risk.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT- (*Continued*)

Under terms of the agreement Thurston is required to maintain a $100,000 deposit with the Clearing Broker/dealer. In addition, Thurston is restricted from entering into another agreement for similar services without prior written consent from Clearing Broker/dealer.

NOTE 5 - 401(k) PLAN

Thurston has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. Thurston may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. Thurston's matching contributions and profit-sharing contributions to the plan for the year ended June 30, 2019 totaled $196,075. This amount is included in compensation and related benefits on the consolidated statement of operations. Of this amount $156,911 was still payable at June 30, 2019.

NOTE 6 - INCOME TAXES

Thurston accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. Thurston is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

The income tax provision primarily differs from the expense that would result from applying federal and state statutory rates to income before income taxes because of the difference between book and tax depreciation.

NOTE 7 - RELATED PARTY INFORMATION

Thurston is related through common ownership and management with Robovise, LLC (Robo), a registered investment advisor, and Thurston Springer Insurance, LLC (TSI).

During the year, Thurston paid $7,500 in legal and marketing expenses on behalf of Robo. These expenses are included in other operating expenses on the Consolidated Statement of Operations.

Thurston has advanced $75,000 to TSI, as a loan, which is included in due from related party on the Consolidated Statement of Financial Condition. During the year ended June 30, 2019, the Company paid $52,425 of operating expenses for TSI. These expenses are included in other operating expenses on the Consolidated Statement of Operations.

NOTE 8 - COMMITMENTS

The Company leases office space from an employee for $2,000 per month, under a month to month agreement. No written lease exists between these parties regarding the office space.

In March 2019, the Company entered into a three-year lease for office space. in North Carolina. This lease expires February 28, 2022.

Effective June 1, 2019, the Company entered into a lease to expand its office space in Indiana, which was amended November 2018 and expires March 2029.

Minimum annual rentals, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30,	Amount
2020	$ 392,803
2021	378,374
2022	367,474
2023	340,292
2024	200,724
Thereafter	1,635,559
Total	$ 3,315,226

NOTE 8 – COMMITMENTS – *(Continued)*

The expenses relating to these office spaces were $343,973 for the year ended June 30, 2019.

A renewal option and termination provisions are included in the lease agreements.

NOTE 9 – COMPARISON OF ORIGINALLY FILED AND AMENDED YEAR END FOCUS IIA

Thurston originally filed its year-end FOCUS IIA showing an ending net capital of $1,022,893. The Company filed an amended year-end FOCUS IIA on August 21, 2019 showing an ending net capital of $900,526. The difference is due to employee bonuses and other accrued expenses.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Commission revenue – Commissions arising from securities transactions are recorded on a trade date basis.

The following table presents commission revenue by major source:

Commission Income:	
12b1 fees	$3,694,072
Equities	1,198,488
Mutual Funds	1,068,940
Variable Annuities	736,903
Insurance Products	331,327
Clearing Fees	319,017
Other	207,479
Total Commissions	$7,556,226

Investment advisory fees - Advisory fee revenue represents fees charged to advisors 'clients'. The Company provides ongoing investment advice and administrative services for these accounts. This revenue is billed at the end of each month or calendar quarter and recognized over the respective period.

Interest income - The Company earns interest income from debit and credit balances in client margin accounts held at their clearing broker/dealer.

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2019

NOTE 11 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.